Exhibit (d)(11)

SERVICES AGREEMENT

This SERVICES AGREEMENT (this “Agreement”) is entered into effective as of 1st day of April, 2010 by and among (a) CONSOL Energy Inc., a Delaware corporation, and its subsidiaries (other than CNX Gas Corporation, a Delaware corporation, and its subsidiaries (collectively, “CNX GAS”)) (collectively, “CEI”) and (b) CNX GAS (together with CEI, collectively, the “Parties” and each individually a “Party”).

Recitals

A.	Pursuant to that certain Master Separation Agreement dated as of August 1, 2005, by and between CEI and CNX (the “Separation Agreement”), the Parties agreed to separate the gas business and operations of CEI from the remainder of CEI, with such gas business and operations now being owned and controlled by CNX GAS, an 83.3% owned subsidiary of CEI. Capitalized terms used herein and not otherwise defined herein have the meanings given to such terms in the Separation Agreement.

B.	A certain CEI wholly-owned subsidiary, CONSOL Energy Holdings LLC VI (“CONSOL Energy Holdings VI”) has entered into that certain Purchase and Sale Agreement by and between Dominion Resources, Inc., Dominion Transmission, Inc. and Dominion Energy, Inc., as Sellers and CONSOL Energy Holdings VI, as Purchaser, dated as of March 14, 2010 (the “PSA”) in contemplation of the acquisition of E&P Business of Dominion Resources, Inc. as defined in and more fully described in the PSA (the “Transaction”).

C.	In connection the Transaction, CEI desires that CNX GAS provide CEI with certain services with respect to the consummation of the Transaction and transition matters related thereto.

Now therefore, for and in consideration of the premises and mutual covenants and agreements herein contained and intending to be legally bound, the Parties agree as follows:

1. Services

During the Term of this Agreement CNX GAS shall provide (or shall cause one or more third parties to provide) to CEI services in connection with the Transaction and due diligence, closing, post-closing and transition matters related thereto, including but not limited to operations, land, marketing, accounting and administrative services, as well as any other services reasonably requested by CEI which CNX GAS reasonably has the ability to provide (each individually, a “Service”, and together, collectively, the “Services”).

2. Charge for Services

CEI shall compensate CNX GAS monthly for the provision of Services on an allocation basis of twenty percent (20%) of CNX Gas aggregate monthly labor and labor related expenses which is an estimate of total CNX Gas workforce time spent providing the Services and incorporates all direct and indirect administrative and overhead charges allocated in accordance with CNX GAS’s regular and consistent accounting practices, plus an approximate reasonable profit

Services Agreement

percentage to CNX Gas. Upon request, CNX GAS shall provide CEI with financial reports sufficient to permit verification of CNX GAS’s costs. Charges shall be calculated and invoiced by the 20 th day of month following the end of the month and payment shall be due not later than 10 days following the invoice date. CNX GAS shall be reimbursed for all actual reasonable, customary and usual, necessary and direct, out-of-pocket business-related expenses incurred in connection with the Services provided after submission and approval of expense reports.

3. Authorization

CEI appoints CNX GAS, its officers, employees and agents, or any of them, as agents for CEI to take all actions necessary or appropriate to perform the Services. To the extent the Parties remain part of a consolidated group as determined by GAAP, CEI and CNX GAS agree that, in connection with the provision of Services, any officer of CNX GAS is authorized to take any action on behalf of CEI under the same authorities and limitations that would apply to his or her actions as an officer of CNX GAS based upon General Authority Limitations or similar document then in force and effect at CNX GAS; CEI shall execute such other instruments and take such further action as may be required in order to effectuate the foregoing authorization. CEI expressly waives any defense of lack of authorization it might assert against CNX GAS or any third party as to any transaction entered into on its behalf by CNX GAS or any of its officers, employees or agents under the terms of this paragraph.

4. Termination

This Agreement shall continue in effect until such time as it is terminated by CNX GAS or CEI. CNX GAS or CEI may terminate any Service or this Agreement upon 90 days prior written notice to the other Party, following which CNX GAS’s obligation to provide the subject Service(s) hereunder shall terminate.

5. Independent Contractor Status

CNX GAS shall perform the Services according to its own means and methods and shall be an independent contractor. All persons employed by CNX GAS shall be (a) CNX GAS’s employees or third-party independent contractors subject to CNX GAS’s orders and supervision and (b) paid directly by CNX GAS.

CNX GAS shall withhold and pay any contribution measured by wages of its employees required by the Federal Insurance Corporation Act and all other contributions, taxes and other charges required to be withheld or paid pursuant to any state or federal statute and shall accept exclusive liability therefore.

6. Taxes

In addition to other sums payable under this Agreement, CNX GAS may bill to CEI, as part of any monthly invoice, the amount of any and all federal, state or local taxes (including any tax payable on amounts to be paid by CNX GAS pursuant to this sentence) that may be due and payable based on receipts received by CNX GAS for the provision of Services, including, without limitation, any gross receipts or sales tax, but excluding federal and state income tax imposed on CNX GAS’s overall net income.

Services Agreement

7. Prior Understandings; Incorporation by Reference

This Agreement supersedes all prior understandings and agreements, whether written or oral, between the Parties relating to the transactions provided for herein, including any prior confidentiality agreements and commitments. The Master Separation Agreement and the other Ancillary Agreements are incorporated by reference herein; provided, however, that to the extent that there is any conflict between the terms of this Agreement and the Master Separation Agreement or other Ancillary Agreements, the terms of this Agreement shall control the provision of Services.

8. Confidentiality

Confidentiality of information shall be governed by Article 5 [Access to Information] of the Master Separation Agreement. If the Master Separation Agreement shall have been terminated and three years have elapsed since its termination (resulting in Article 5 other than Section 5.8 no longer being in effect), then the following shall become applicable: Each Party shall keep confidential all information obtained from any other Party in connection with the provision of Services to the extent such information is nonpublic and confidential or proprietary in nature (including any information any Party specifically designates as confidential), except as provided below, and use such information only in connection with their respective capacities under this Agreement and for the purposes contemplated hereby. Each Party shall be permitted to disclose such information (i) to outside legal counsel, accountants and other professional advisors who need to know such information in connection with the administration and enforcement of this Agreement, subject to agreement of such persons to maintain the confidentiality, (ii) to the extent required by applicable law or by any subpoena or similar legal process, or in connection with any investigation or proceeding arising out of the transactions contemplated by this Agreement, (iii) if it becomes publicly available other than as a result of a breach of this Agreement or becomes available from a source not known to be subject to confidentiality restrictions, (iv) in connection with the exercise, preservation or protection of any right or remedy hereunder, applicable law or equity or (v) if the other party shall have consented to such disclosure. Notwithstanding the foregoing, CNX GAS shall be entitled to disclose any nonpublic and confidential or proprietary information concerning CEI to third parties in connection with any proposed transaction involving CNX GAS’s direct or indirect ownership interest in CEI, subject to agreement of such third parties to maintain the confidentiality of such information.

9. No Warranty; Limitation of Liability

Notwithstanding anything to the contrary herein, CEI agrees and acknowledges that CNX GAS’s total liability and CEI’s exclusive remedy, regardless of the legal theory asserted, concerning the provision of Services, shall be limited to the total price paid by CEI for said Services, and in no event shall CNX GAS be liable to CEI or any entity or person asserting claims on their behalf, for consequential, indirect, incidental or special damages of any nature, including but not limited to lost profits or business interruption damages. OTHER THAN AS EXPRESSLY SET FORTH HEREIN, CNX GAS MAKES NO WARRANTY, EXPRESS OR IMPLIED, WHETHER ARISING BY OPERATION OF LAW, COURSE OF PERFORMANCE OR DEALING, CUSTOM, USAGE IN TRADE OR PROFESSION OR OTHERWISE, INCLUDING WITHOUT LIMITATION THE IMPLIED WARRANTY OF MERCHANTABILITY, NONINFRINGEMENT OR FITNESS FOR A PARTICULAR PURPOSE.

Services Agreement

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IN WITNESS WHEREOF, the parties hereto have executed this Services Agreement as of the date first set forth above.

Attest/Witness:	CONSOL ENERGY INC.

By:
Name: William J. Lyons
Title: Executive Vice President and Chief Financial Officer

Attest/Witness:	CNX GAS CORPORATION

By:
Name: Stephen W. Johnson
Title: Senior Vice President and General Counsel

Attest/Witness:	CNX GAS COMPANY LLC

By:
Name: Robert P. King
Title: Executive Vice President

Attest/Witness:	CARDINAL STATES GATHERING COMPANY
By: CNX Gas Company LLC its partnership manager

By:
Name: Robert P. King
Title: Executive Vice President